金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2008 SEP -5 A 5:43

GOLD PEAK

2 September 2008

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement - 2008/2009 First Quarter Results of GP Industries Limited	13 August 2008

Thank you for your attention.

08004794

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

PROCESSED
SEP 10 2008
THOMSON REUTERS

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Announcement of 2008/2009 First Quarter Results of GP Industries Limited

Pursuant to Paragraph 13.09(1) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited for the quarter ended 30 June 2008. GP Industries' turnover decreased by 8% to S$55 million and its net profits decreased by 81% to S$3.1 million for the quarter ended 30 June 2008.

Pursuant to Paragraph 13.09(1) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries" and together with its subsidiaries, "GP Industries Group") for the quarter ended 30 June 2008. GP Industries is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

GP INDUSTRIES LIMITED
UNAUDITED CONSOLIDATED RESULTS
FOR THE QUARTER ENDED 30 JUNE 2008

	2008/2009		2007/2008	
	S$'000	HK$'000 (Note)	S$'000	HK$'000 (Note)
Turnover	55,138	312,128	59,948	308,714
Cost of sales	(41,561)	(235,271)	(44,340)	(228,338)
Gross profit	13,577	76,857	15,608	80,376
Other operating income	4,634	26,232	5,090	26,212
Distribution costs	(8,492)	(48,072)	(7,984)	(41,115)
Administrative expenses	(11,017)	(62,365)	(11,181)	(57,579)
Exchange gain	3,403	19,264	2,040	10,505
Other operating expenses	(266)	(1,506)	(167)	(860)
Profit from operations	1,839	10,410	3,406	17,539
Finance costs	(1,812)	(10,257)	(3,300)	(16,994)
Share of results of associates	4,408	24,953	8,629	44,437
Exceptional items	-	-	9,530	49,077
Profit before taxation	4,435	25,106	18,265	94,059
Taxation	(1,459)	(8,259)	(2,179)	(11,221)
Profit after taxation	2,976	16,847	16,086	82,838
Attributable to:				
Equity holders of GP Industries	3,104	17,571	16,228	83,569
Minority interests	(128)	(724)	(142)	(731)
	2,976	16,847	16,086	82,838
	S cents	HK cents	S cents	HK cents
Earnings per share	0.54	3.06	2.82	14.52

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

REVIEW OF RESULTS

The manufacturing industry is generally facing an exceptionally tough year as export markets slowed down significantly, yet costs continued to rise sharply. GP Industries Group's sales for the first financial quarter decreased by 8% to S$55 million in Singapore dollar terms when compared to the same period in the last financial year. However, in US dollar terms, sales grew marginally by 1%. Higher material costs and operating costs in China reduced gross profit margin but higher exchange gain and lower interest expense helped to mitigate the financial impact. Excluding the share of disposal gain reported by GP Batteries International Limited ("GP Batteries") in the corresponding period last year, profit contribution from associates increased as GP Batteries' operating profit improved. Profit attributable to equity holders of GP Industries for the financial period decreased from S$16.2 million to S$3.1 million, as no exceptional gain was reported this quarter. In the corresponding quarter last year, GP Industries Group reported a net exceptional gain of S$9.5 million.

Based on a weighted average number of 576,601,925 (2007: 576,447,925) shares in issue, basic earnings per share for the financial period decreased from 2.82 Singapore cents to 0.54 Singapore cent.

BUSINESS REVIEW

Electronics Division:

For the financial period under review, sales from the electronics and components business decreased by 25% in Singapore dollar terms or 17% in US dollar terms. The decrease was due mainly to lower demand from the US market. Lower revenue and higher operating costs in China adversely affected the profitability of this business segment during the financial period. However, the associated companies in the components business maintained their profit contribution. Operating profit before interest and taxation ("PBIT") excluding exceptional items from the electronics and components business decreased by 65% when compared to the corresponding period last year.

Sales from the branded acoustics business were 3% higher in Singapore dollar terms and 13% higher in US dollar terms. Sales of acoustics products to Europe grew by 8% and sales to America grew by more than 20% primarily driven by sales growth in Canada and Latin America. Sales to Asia increased by 13% driven by growth in the Hong Kong, China and Japan markets. However, higher manufacturing costs affected profitability. The OEM and ODM acoustics business under the 20%-owned Meiloon Industrial Co., Ltd. contributed lower profit in the financial period primarily from lower sales and higher costs.

The 47%-owned cable associate Linkz Industries Limited continued to report satisfactory sales growth. However, its profit contribution decreased mainly due to higher material and manufacturing costs. Contributions from the wire harness business, which mainly comprises the now 20%-owned associates, maintained. As a result, PBIT excluding exceptional items from the cables and wire harness business decreased by 41% when compared to the corresponding period last year.

GP Batteries (49.15% owned by GP Industries as at 30 June 2008):

GP Batteries' turnover for the financial period was S$222 million, a decrease of 3% compared to the corresponding period last year. Sales across product mix generally decreased but sales of Nickel Metal Hydride rechargeable batteries grew by 23%.

Profit after tax attributable to equity holders of GP Batteries for the financial period was S$0.1 million, against S$3.4 million for the corresponding period last year. During the financial period, realised and unrealised losses arising from commodity contracts amounted to S$5.0 million and S$4.8 million respectively, compared to a realised gain of S$13.9 million and an unrealised loss of S$26.4 million for the corresponding period last year. Excluding the gain and losses arising from the commodity contracts, and the disposal gain of S$16.7 million reported in the corresponding period last year, operating profit improved as a result of additional efforts put in to control costs and improve margins despite rising costs and volatile raw material prices.

PROSPECTS

A weakened global economy will affect the demand for some of GP Industries Group's products. Raw material price increases, high energy costs, an appreciating Renminbi and inflation in China will lead to rapid cost increases for manufacturing in China. A weak US dollar will also affect GP Industries Group's revenue and profits as a substantial portion of GP Industries Group's revenue is denominated in US dollars.

GP Batteries expects sales to remain steady, and margin will be uncertain amidst fluctuating raw material prices and foreign currency exchange rates. However, on-going cost control measures and streamlining of operations will place GP Batteries in a better position to weather this difficult business environment. GP Batteries will continue to extend its presence in the emerging markets and promote its "GP" brand.

GP Industries Group will continue to focus on improving product innovation, marketing and distribution management to further improve the competitiveness of GP Industries Group's products. GP Industries Group's strength in these areas is providing opportunities for some of GP Industries Group's core businesses to gain market share from weakened competitors. GP Industries Group will also implement rigorous cost control measures to mitigate the cost increases and take steps to further strengthen its balance sheet in order to benefit from investment opportunities that could arise in this environment.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor Lo Chung Wing (Chairman & Chief Executive), Andrew Ng Sung On (Vice Chairman), Kevin Lo Chung Ping, Paul Lo Chung Wai, Leung Pak Chuen, Richard Ku Yuk Hing, Andrew Chuang Siu Leung and Chau Kwok Wai as Executive Directors, Messrs. Raymond Wong Wai Kan and Vincent Cheung Ting Kau as Non-Executive Directors, and Messrs. Lui Ming Wah, Frank Chan Chi Chung and Chan Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 13 August 2008

www.goldpeak.com

END